P.E. 9/30/01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of SEPTEMBER 2001

CUMBERLAND RESOURCES LTD.

906-595 HOWE STREET, VANCOUVER, BC, CANADA, V6C 2T5

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND RESOURCES LTD.
(Registrant)

Date February 22, 2002

Glen Dickson, President

FINANCIAL STATEMENTS

CUMBERLAND RESOURCES LTD.

(unaudited)

September 30, 2001

Cumberland Resources Ltd.

Balance Sheets

(unaudited)

(expressed in Canadian funds)

	September 30 2001 $	December 31 2000 $
ASSETS		
Current		
Cash and short term investments	**3,804,601**	3,953,994
Restricted cash and receivables	**1,137,123**	1,336,381
Accounts receivable	***132,306***	*57,313*
Prepaids	**19,417**	11,030
Total current assets	**5,093,447**	5,358,718
Investments	**639,967**	730,871
Mineral claims and options	**8,246,083**	8,439,288
Deferred exploration costs	**--**	25,673,490
Capital assets, net	**298,910**	323,222
	14,278,407	40,525,589
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**150,037**	95,128
Total current liabilities	**150,037**	95,128
Future site restoration costs	**100,000**	100,000
Non-recourse loan from joint venturer	**--**	9,490,750
Shareholders' equity		
Share capital	**43,082,665**	41,982,665
Deficit	**(29,054,295)**	(11,142,954)
Total shareholders' equity	**14,028,370**	30,839,711
	14,278,407	40,525,589

See note re: change in accounting policy

Cumberland Resources Ltd.

Statements of Income and Deficit

(unaudited)

(expressed in Canadian funds)

	Three months ended Sept 30		Nine months ended Sept 30	
	2001	2000	2001	2000
	$	$	$	$
REVENUE				
Interest revenue	**51,835**	64,820	**184,929**	221,515
Share of (loss) of equity accounted investee	**(14,766)**	(121,128)	**(90,904)**	(150,488)
	37,069	(56,308)	**94,025**	71,027
MINERAL CLAIMS, OPTIONS AND EXPLORATION COSTS				
Option payments received	--	--	**(500,000)**	--
Exploration costs	**455,993**	--	**1,438,844**	--
Deferred exploration costs written off related to mineral claims and options abandoned	--	18,629	--	18,889
	455,993	18,629	**938,844**	18,889
ADMINISTRATIVE EXPENSES				
Amortization	**5,276**	5,683	**15,494**	16,626
Communication	**2,013**	1,756	**4,456**	6,329
Insurance	**9,633**	9,248	**28,897**	27,794
Legal, audit and accounting	**6,376**	6,890	**58,551**	35,287
Management fee	--	--	--	7,500
Other fees and taxes	**23,676**	33,946	**73,664**	99,430
Office and miscellaneous	**37,602**	48,248	**98,918**	109,897
Investor and public relations	**14,813**	28,097	**107,714**	121,314
Employee compensation	**45,231**	76,600	**194,256**	227,545
	144,620	210,468	**581,950**	651,722
Loss for the period	**563,544**	285,405	**1,426,769**	599,584
Deficit, beginning of period	**28,382,122**	10,578,226	**11,142,954**	10,264,047
Share issue costs	**108,629**	--	**108,629**	--
Cumulative effect of change in accounting policy	--	--	**16,375,943**	--
Deficit, end of period	**29,054,295**	10,863,631	**29,054,295**	10,863,631
Loss per share	**$0.02**	$0.01	**$0.05**	$0.02

See note re: change in accounting policy

Cumberland Resources Ltd.

Statements of Cash Flows

(unaudited)

(expressed in Canadian funds)

	Three months ended Sept 30		Nine months ended Sept 30	
	2001	2000	2001	2000
	$	$	$	$
OPERATING ACTIVITIES				
Loss for the period	**(563,544)**	(285,405)	**(1,426,769)**	(599,584)
Add charges to operations not involving a current payment of cash				
Exploration costs	**12,682**	--	**38,046**	--
Deferred exploration costs written off related to mineral claims and options abandoned	--	18,629	--	18,889
Amortization	**5,276**	5,683	**15,494**	16,626
Share of loss of equity accounted investee	**14,766**	121,128	**90,904**	150,488
Net changes in non-cash working capital	**(604,801)**	175,277	**170,788**	127,193
Cash used in operating activities	**(1,135,621)**	35,312	**(1,111,537)**	(286,388)
FINANCING ACTIVITIES				
Issuance common shares net of costs	**991,371**	--	**991,371**	--
Loan from joint venturer	--	923,348	--	1,887,329
Cash provided by financing activities	**991,371**	923,348	**991,371**	1,887,329
INVESTING ACTIVITIES				
Purchase of capital assets	**(2,219)**	--	**(29,227)**	(8,629)
Exploration costs (net of option receipts)	--	(2,009,890)	--	(3,459,235)
Cash used in investing activities	**(2,219)**	(2,009,890)	**(29,227)**	(3,467,864)
Increase (decrease) in cash during period	**(146,469)**	(1,051,230)	**(149,393)**	(1,866,923)
Cash and short-term investments, beginning of period	**3,951,070**	5,370,699	**3,953,994**	6,186,392
Cash and short-term investments, end of period	**3,804,601**	4,319,469	**3,804,601**	4,319,469

See note re: change in accounting policy

Cumberland Resources Ltd.

Notes To Financial Statements

September 30, 2001
(unaudited)

Accounting Policies:

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off. Previously, the Company capitalized all acquisition, deferred exploration and development costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred exploration and development costs would be recovered. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of resource properties at January 1, 2001 by $25,866,693. As a result of this change the non-recourse loan from a joint venture partner outstanding at January 1, 2001 of $9,490,750 has been reclassified as a contingent liability and the opening deficit has been reduced accordingly. Prior periods have not been restated.

Other than the above these financial statements have been prepared on a basis consistent with the Company's most recent audited financial statements.

Summary of exploration expenditures on major properties:

	Meadowbank 100% interest $	Meliadine West 22% interest $
As at January 1, 2001	13,648,108	8,390,128
Expenditures in period	1,219,649	1,644,308
As at Sept 30, 2001	14,867,757	10,034,436

Contingent liability:

At September 30, 2001 the non-recourse loan payable to a joint venture partner from the Company's share of any future mining revenues from Meliadine West was $11,135,058. If there is no production from Meliadine West or the Company's share of production is insufficient to pay off the loan then the balance of the loan is erased.

Cumberland Resources Ltd.

Management Discussion

The accompanying reports are the unaudited financial statements for Cumberland Resources Ltd. (CBD-TSE), for the period ending September 30, 2001.

The Company is a mineral exploration company. Its major properties are Meadowbank and Meliadine, which are advanced gold projects situated in Nunavut Territory, Canada.

In accordance with Accounting Guideline 11 (AcG 11), issued by the Canadian Institute of Chartered Accountants, the Company has changed its policy for accounting for mineral claims and options and deferred exploration costs. (See notes to the financial statements.) Under AcG 11 it must be probable that exploration and development expenditures will be recovered from future operations in order to be capitalized. This change in accounting policy has been adopted retroactively resulting in the Company's deferred exploration costs at January 1, 2001 being written down to a zero value.

For the nine months ended September 30, 2001 the Company's administrative expenses were $581,950 as compared to $651,722 in the same period of the prior year. It is anticipated that the current level of administrative costs will remain relatively stable for the foreseeable future.
Interest income at $184,929 was down from 2000 as a result of lower cash balances available for investment and lower interest rates. The Company's equity share of the loss in Berland Resources Ltd was $90,904 as compared to $150,488 in 2000.
Under AcG 11 the Company now treats option payments as revenue, and $500,000 was received on January 1, 2001 from WMC on the Meliadine property. The Company's net expenditures on properties for the nine months were $1,438,844, the majority of which was spent at Meadowbank. In addition WMC spent $1,644,308 on Meliadine West by way of the non-recourse loan.
Overall, the Company had net loss for the period of $1,426,769 or five cents per share.
At September 30, 2001 the Company had approximately $3.8 million in unrestricted working capital and $1.1 million in restricted cash. The restricted cash came from the sale in September 2001 of one million flow through units at $1.10 per unit. Each unit consists of one flow through share and one non-transferable, non flow through warrant. Two warrants plus either $1.20 in year one or $1.50 in year two buys a further share of the Company.

During the period, the Company compiled the results of the 2001 exploration program on its 100% owned Meadowbank Gold Project. The work focused on evaluating the Vault deposit, the fifth gold deposit to be outlined on the project. In October the Company announced that an independent estimate of the Vault deposit increased the indicated resources to 7.5 million tonnes grading 3.9 g/T for a total of 936,700 ounces gold. This brings the total resources in all categories on the project to over 3.0 million ounces. Analysis of the economic impact with the addition of the Vault deposit to the overall resource base is currently underway.
The Meliadine West Project (22% Cumberland) remains on hold as WMC, the project operator, completes the sale of its gold assets. Alcoa has reportedly made a proposal to takeover WMC. The effect of this transaction on the deposition of the Meliadine Project by WMC in unclear at present. Cumberland and its partner, Comaplex Minerals Corp. have a right of refusal if the project is sold. The Company remains well financed and with the additional flow through funds raised during the period, a significant program can be conducted on the Meadowbank Gold Project commencing in the first quarter of 2002.